January 6, 2020

Wasef Jabsheh
Chief Executive Officer and Vice Chairman
International General Insurance Holdings Ltd.
74 Abdel Hamid Sharaf Street
P.O. Box 941428
Amman 11194, Jordan

       Re: International General Insurance Holdings Ltd.
           Registration Statement on Form F-4
           Filed December 9, 2019
           File No. 333-235427

Dear Mr. Jabsheh:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

Cover Page

1. We note in the letter to the stockholders of Tiberius Acquisition Corporation that Proposal
       1 asks shareholders to both (i) approve the Business Combination Agreement and
       (ii) adopt the Amended and Restated Pubco Bye-laws. Please revise to unbundle and state separately these two matters to be acted upon or tell us why they are not required to be stated separately. Refer to Exchange Act Rule 14a-4(a)(3) for guidance.
2. We note that several of the proposals you are submitting for shareholder action are conditioned upon shareholder approval of the Business Combination Proposal. Please revise the narrative following the summary of the proposals to disclose whether the
       Business Combination is conditioned upon shareholder approval of any of the other
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International General Insurance Holdings Ltd.
January 6, 2020
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         proposals. If it is not then please explain what will happen if the Business Combination
         Proposal is approved but Proposal 3, the Share Issuance Proposal, is not.
3. Please revise to provide a cross reference to the risk factors section that conforms to the requirements of Item 501(b)(5) of Regulation S-K.
4. Please disclose on the Proxy Statement/Prospectus cover page that concurrent with this offering Pubco will issue 28,372,900 of its common shares to holders of IGI common stock under Regulation S that are not being registered here.
Summary of the Material Terms of the Business Combination, page 7

5. We note your disclosure in the first paragraph on page 8 that Pubco common shares equal to 2.5% of the total Transaction Consideration will be issued in the name of the Sellers but will be set aside in escrow at the Closing to be used as the sole source of remedy available to Pubco for any post-closing negative adjustments to the total Transaction Consideration.
         Briefly describe the circumstances that could give rise to any post-closing negative adjustments and explain how such adjustments could affect total Transaction
         Consideration.
Risk Factors
Risks Relating to the Business and Operations of IGI
The exit of the United Kingdom from the European Union could have a material adverse effect on IGI's business, page 82

6. Please expand this risk factor to describe the magnitude and relative importance of IGI's
         UK operations. In this regard, we note your disclosure under Business of IGI on page 175 related to GWP by geography.
The Business Combination Proposal
The Business Combination Agreement and Related Agreements--Illustration of Transaction
Consideration and Post-Closing Pubco Ownership, page 95

7. Please revise to include a table illustrating, pursuant to the Business Combination
         Agreement, the per share consideration that will be paid for each share of Tiberius and IGI common stock, respectfully, that is exchanged. For shares of IGI common stock exchanged, show the value of the consideration paid per share for shares exchanged for equity consideration and those exchanged for cash consideration separately.
Background of the Business Combination, page 104
FirstName LastNameWasef Jabsheh
8. We note your disclosure on page 110 that transaction terms related to "enhanced
Comapany NameInternational General Insurance Holdings April 1, 2019. Please expand your economics for IGI shareholders" were discussed on Ltd.
       disclosure to describe the nature of the terms that were discussed. January 6, 2020 Page 2
FirstName LastName
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International General Insurance Holdings Ltd.
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Tiberius Board of Directors' Reasons for the Approval of the Business Combination, page 116

9. We note your disclosure that the comparable transactions you reviewed in determining the
         IGI acquisition price-to-book multiple of 1.22x equaled on average 2.30x book value.
         Please expand your disclosure to provide the respective price-to-book multiple for each comparable company you have listed.
Unaudited Pro Forma Combined Financial Statements
Accounting for the Business Combination, page 144

10.      Your statement here that you present the net assets of Tiberius
Acquisition
         Corporation acquired at historical cost is inconsistent with that in the first paragraphs on pages 27 and 142. Please address the following:
           Tell us why it is appropriate to reflect the net assets of Tiberius at historical cost in your pro forma financial statements and in your anticipated post-merger financial statements. Reference for us the authoritative literature you rely upon to support your position specifically indicating how your accounting complies with IFRS 3.18.
           Revise your disclosure on pages 27, 142 and 144 to consistently present the appropriate anticipated accounting treatment.
IGI's Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-IFRS Financial Measures
Net operating income, page 212

11. Please revise the title of this non-IFRS financial measure given that it is confusingly similar to IFRS-compliant measures used by many companies. See Item 10(e)(1)(ii)(E) of
         Regulation S-K.
Results of Operations, page 213

12. It is apparent from your claims reserve rollforward on page 247 that prior year development is significant to both the beginning claims reserves and profit before tax for each of 2016, 2017 and 2018. Although you mention prior year development in your results of operations discussions for specialty long-tailed business in 2017 on page 226 and for specialty short-tailed business in 2019 on page 229 and for your reinsurance business in 2019 on page 233, you do not appear to fully discuss prior period development. Please revise your disclosure to discuss the existence of prior period development in each period, the impact on your claims expense and earnings and the underlying causes for this development. Where appropriate in your revised disclosure, separately identify changed estimates of frequency versus changes in severity.
Results of Operations - Specialty Long-tail Segment, page 223

13. In the last paragraph on page 225 you indicate that you established "a more conservative view in setting IBNR reserves across the long-tail Segment" in 2018. Please revise your
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January 6, 2020
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         disclosure to explain why a more conservative approach was necessary. In addition, separately explain to us why this more conservative approach was not warranted in an earlier period.
14. It is apparent from the table on page 226 that the claims and claims expense ratios for your financial institutions and marine liability lines of business have changed drastically over all periods presented. Please revise your disclosure to explain the underlying causes of these changes. This comment also applies to all the specialty short-tail lines disclosed in the table on page 230.
Contractual Obiligations, page 238

15. Please revise the table provided to disaggregate your obligations more than one year into the following categories stipulated in Item 5.F.1. of Form 20-F:
           One to three years;
           Three to five years; and
           More than five years.
Reinsurance, page 241

16. Given the significance of reinsurance ceded to your operations, please disclose the reasons for changes in your reinsurance strategy that significantly impact your operating results since the beginning of 2016. In this regard, for example, in the first paragraph on page
         216 you disclose three significant changes in reinsurance but you do not disclose why you changed your reinsurance strategy in each instance.
Reinsurance Recoverables, page 241

17. Given the significance of your reinsurance recoverables to both assets and equity, please disclose the identifies of your significant reinsurers and the recoverables from each.
Beneficial Ownership of Securities
Security Ownership of IGI, page 271

18. We note the security ownership disclosed for several officers and directors of IGI, including Mohammad Ahmad Abu Ghazaleh, Hani Jabsheh, Walid Jabsheh and Hatem
       Jabsheh, excludes shares held by family members of those officers and directors. Please revise to disclose shares held by family members in the share ownership totals for each respective officer or director, regardless of whether or not they disclaim beneficial ownership. Alternately, please tell us why such officers or directors should not be considered the beneficial owners of all of the shares owned by their respective family
FirstName LastNameWasef Jabsheh
       members. Refer to Exchange Act Rule 13(d)(3). Please make conforming changes to
ComapanySecurity Ownership General Insurance Holdings Ltd. Management of Pubco table on the NameInternational of Certain Beneficial Owners and page 272.
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FirstName LastName
 Wasef Jabsheh
FirstName LastNameWasef Jabsheh
International General Insurance Holdings Ltd.
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FirstName LastName
Description of Pubco Securities
Class Actions and Derivative Suits, page 291

19. We note that the Amended and Restated Pubco Bye-laws provide that shareholders waive any claim or right of action such shareholder might have, whether individually or by or in the right of Pubco, against any director or officer of Pubco for their official acts or omissions. We further note the Bye-laws provide for the Supreme Court of Bermuda as the exclusive forum for certain litigation, including any derivative action. Please disclose whether these provisions apply to actions arising under the Securities Act or Exchange
         Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If either provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If either provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the respective provision in the
         Bye-laws states this clearly, or tell us how you will inform investors in future filings that such provision does not apply to any actions arising under the Securities Act or Exchange
         Act. Please also add a separately captioned risk factor addressing the impact of these provisions on the investors.
Expected credit loss for insurance receivables, page F-109

20. You disclose that you consider insurance receivables in default when contractual payments are 360 days past due. Please tell us why your default classification extends to almost one year past due and why you do not have a shorter period or cancel the underlying insurance policy. In your response tell us the aging of your insurance receivables at June 30, 2019 and December 31, 2018 in the following categories:
           Amounts currently due;
           Amounts past due by up to 90 days;
           Amounts past due by up to 91 days to 180 days;
           Amounts past due by up to 181 days to 270 days;
           Amounts past due by up to 271 days to 360 days; and Amounts past due by more than 360 days.
         Also in your response tell us whether you pay claims on policies where the policyholder is past due on its premium payments to you. If so, tell us the business purpose for such claims payments.
International General Insurance Holdings Ltd.
Notes to the Consolidated Financial Statements
Note 2: Basis of Preparation
Significant accounting judgements, estimates and assumptions
Investment properties, page F-109

21. You disclose here and on pages F-113 and F-114 that investment properties are stated at fair value which is determined based on valuations performed by professional independent
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FirstName LastNameWasef Jabsheh
International General Insurance Holdings Ltd.
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         valuers. To the extent the fair value of investment properties reflected in your financial statements was determined by these independent valuers, please revise your disclosure to name these valuers and provide their consent. On the other hand, if you determined the fair value of these investments and in doing so considered or relied in part upon a report of these third party specialists, revise your disclosure to clarify accordingly. Refer to Rule
         436 of the Securities Act and Question 233.02 of Compliance and Disclosure
         Interpretations related to Securities Act Rules.
Note 24: Commitments and Contingencies
Litigations, page F-126

22. You disclose the existence of arbitration with certain reinsurers related to your outward reinsurance program for the years 2012 to 2017. You go on to indicate that no provision for any liability has been made and that you provide no further information because it could prejudice your position in the arbitration proceeding. Please address the following:
           As it appears that this arbitration relates to insurance risk that you ceded to these reinsurers, tell us why you would need to record a liability due to these reinsurers. In your response clarify for us whether they paid claims to you and are seeking reimbursement or if you have recorded reinsurance recoverables for which you have not provided a valuation allowance for lack of collectibility. Tell us the amount in dispute and why you do not disclose it under
IAS 37.85. In this
              regard, financial statement users have no indication of the magnitude of this dispute and it does not appear that the amount involved would prejudice your position in the arbitration proceeding; we presume that the reinsurers know either the amount they paid for which they seek reimbursement or the amount you are claiming under the reinsurance contracts.
Note 27: Risk Management
Insurance risk, page F-130

23. The sensitivity analysis you provide on page F-131 related to the impact of potential changes in your claims reserve estimates at December 31, 2018 and 2017 merely multiplies your claims reserves (both gross and net of reinsurance recoverables) by 5%.
         As any financial statement user could recompute these impacts, tell us how your disclosure provides meaningful information to investors and how it represents reasonably possible changes in underlying assumptions as stipulated in IFRS 4.39A(a). In your response, also tell us why a 5% change in your gross claims liability would result in a 5%
         change in the net claims liability when it seems like the various attachment points associated with your reinsurance agreements might result in a different impact on your reinsurance recoverable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
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International General Insurance Holdings Ltd.
January 6, 2020
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       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Mark Brunhofer at 202-551-3638 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Michael Clampitt at 202-551-3434 with any other questions.



                                                           Sincerely,
FirstName LastNameWasef Jabsheh
                                                       Division of Corporation
Finance
Comapany NameInternational General Insurance Holdings Ltd.
                                                       Office of Finance
January 6, 2020 Page 7
cc:       Michael Levitt, Esq.
FirstName LastName